SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated

financial statements at
June 30, 2023
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at June 30, 2023, the related interim consolidated income statement and comprehensive income for the quarter and six-month period then ended and the related interim consolidated statement of changes in equity and cash flows for the six-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - “Interim Financial Reporting”, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above is not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 16, 2023

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Alessandro Marchesino de Oliveira Contador CRC 1SP265450/O-8

2

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

AMBEV S.A.

CONTENTS

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	5
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. STATEMENT OF COMPLIANCE	10
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	11
4. USE OF ESTIMATES AND JUDGMENTS	12
5. CASH AND CASH EQUIVALENTS	14
6. INVESTMENT SECURITIES	14
7. INVENTORY	14
8. RECOVERABLE INDIRECT TAXES	15
9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	16
10. PROPERTY, PLANT AND EQUIPMENT	18
11. GOODWILL	21
12. TRADE PAYABLES	22
13. INTEREST-BEARING LOANS AND BORROWINGS	22
14. PROVISIONS	24
15. CHANGES IN EQUITY	26
16. SEGMENT REPORTING	31
17. NET SALES	35
18. OTHER OPERATING INCOME/(EXPENSES)	35
19. EXCEPTIONAL ITEMS	36
20. FINANCE EXPENSES AND INCOME	36
21. INCOME TAX AND SOCIAL CONTRIBUTION	38
22. SHARE-BASED PAYMENTS	39
23. FINANCIAL INSTRUMENTS AND RISKS	43
24. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	56
25. CONTINGENCIES	56
26. RELATED PARTIES	61

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	06/30/2023	12/31/2022

Cash and cash equivalents	5	12,117,013	14,926,435
Investment securities	6	313,504	454,497
Trade receivables		4,877,669	5,349,105
Derivative financial instruments	23	276,180	272,301
Inventories	7	12,055,022	12,923,025
Income tax and social contributions recoverable		2,185,642	1,808,661
Recoverable indirect taxes (i)	8	1,208,472	1,044,814
Other assets		1,290,589	1,037,873
Current assets		34,324,091	37,816,711

Investment securities	6	246,838	219,055
Derivative financial instruments	23	37	1,531
Income tax and social contributions recoverable		4,022,491	4,607,486
Recoverable indirect taxes (i)	8	6,827,608	6,708,773
Deferred tax assets	9	8,069,700	6,438,835
Other assets		1,675,038	1,905,194
Employee benefits		53,114	56,582
Long term assets		20,894,826	19,937,456

Investments in joint ventures		329,448	331,939
Property, plant and equipment	10	29,284,782	30,055,690
Intangible		9,141,431	9,222,249
Goodwill	11	39,319,837	40,594,038

Non-current assets		98,970,324	100,141,372

Total assets		133,294,415	137,958,083

(i) From the first quarter of 2023, the nomenclature “Recoverable Taxes” was changed to “Recoverable Indirect Taxes”.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	06/30/2023	12/31/2022

Trade payables	12	18,579,963	24,328,529
Derivative financial instruments	23	1,525,139	729,424
Interest-bearing loans and borrowings	13	1,320,426	982,569
Bank overdrafts	5	103,948	74,343
Wages and salaries		1,938,687	2,335,826
Dividends and interest on shareholders’ equity payable		1,436,500	1,464,812
Income tax and social contribution payable		1,082,570	1,118,614
Taxes and contributions payable		3,726,467	5,812,872
Put option granted on subsidiaries and other liabilities		3,928,390	3,512,822
Provisions	14	479,667	180,727
Current liabilities		34,121,757	40,540,538

Trade payables	12	440,508	509,427
Interest-bearing loans and borrowings	13	2,671,857	2,788,137
Deferred tax liabilities	9	3,725,715	3,725,692
Income tax and social contribution payable		1,581,072	1,598,626
Taxes and contributions payable		481,986	670,974
Put option granted on subsidiaries and other liabilities		1,454,093	1,896,758
Provisions	14	469,144	738,982
Employee benefits		1,982,312	2,161,122
Non-current liabilities		12,806,687	14,089,718

Total liabilities		46,928,444	54,630,256

Equity	15
Issued capital		58,177,929	58,130,517
Reserves		92,381,957	92,246,594
Carrying value adjustments		(74,217,686)	(68,421,478)
Retained earnings/(losses)		8,732,403	-
Equity attributable to the equity holders of Ambev		85,074,603	81,955,633
Non-controlling interests		1,291,368	1,372,194
Total equity		86,365,971	83,327,827

Total equity and liabilities		133,294,415	137,958,083

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the period ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Six-month period ended:		Three-month period ended:
	Note	2023	2022	2023	2022

Net sales	17	39,429,857	36,428,147	18,898,114	17,988,995
Cost of sales		(19,767,293)	(18,788,740)	(9,635,609)	(9,374,254)
Gross profit		19,662,564	17,639,407	9,262,505	8,614,741

Distribution expenses		(5,598,401)	(5,143,994)	(2,681,705)	(2,614,975)
Sales and marketing expenses		(3,831,669)	(3,392,858)	(2,090,369)	(1,875,882)
Administrative expenses		(2,621,156)	(2,468,238)	(1,315,604)	(1,294,802)
Other operating income/(expenses), net	18	877,513	1,626,153	396,437	1,239,431
Exceptional items	19	(151,305)	(58,449)	(123,416)	(31,223)
Income from operations		8,337,546	8,202,021	3,447,848	4,037,290

Finance expenses	20	(3,540,494)	(3,452,558)	(1,808,328)	(1,829,465)
Finance income	20	1,469,148	2,360,383	734,844	1,334,003
Net finance result		(2,071,346)	(1,092,175)	(1,073,484)	(495,462)

Share of results of joint ventures		(16,603)	(5,610)	(2,431)	(3,206)
Income before income tax		6,249,597	7,104,236	2,371,933	3,538,622

Income tax expense	21	167,412	(511,350)	225,827	(474,574)
Net income		6,417,009	6,592,886	2,597,760	3,064,048

Attributable to:
Equity holders of Ambev		6,202,549	6,382,516	2,502,974	2,969,744
Non-controlling interest		214,460	210,370	94,786	94,304

Basic earnings per share – common – R$		0.3939	0.4054	0.1589	0.1886
Diluted earnings per share – common – R$		0.3915	0.4026	0.1579	0.1873

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Six-month period ended:		Three-month period ended:
	2023	2022	2023	2022

Net income	6,417,009	6,592,886	2,597,760	3,064,048

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	197,720	147,456	132,053	(163,723)
Gains/losses on translation of other foreign operations	(5,313,015)	(4,132,971)	(3,285,254)	3,176,803
Gains/losses on translation of foreign operations	(5,115,295)	(3,985,515)	(3,153,201)	3,013,080

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(668,842)	(168,554)	(655,890)	517,194
Reclassified from equity (Hedge reserve) and included in profit or loss	(117,170)	(474,067)	(23,254)	(44,644)
Total cash flow hedge	(786,012)	(642,621)	(679,144)	472,550

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	4,230	1,763	(386)	537

Other comprehensive (loss)/income	(5,897,077)	(4,626,373)	(3,832,731)	3,486,167

Total comprehensive (loss)/income	519,932	1,966,513	(1,234,971)	6,550,215

Attributable to:
Equity holders of Ambev	405,714	1,808,935	(1,250,183)	6,305,534
Non-controlling interest	114,218	157,578	15,212	244,681

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in Note 9 – Deferred income tax and social contribution.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2022	58,042,464	55,187,188	31,191,640	-	(61,778,261)	82,643,031	1,374,586	84,017,617

Net Income	-	-	-	6,382,516	-	6,382,516	210,370	6,592,886

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(3,936,782)	(3,936,782)	(48,733)	(3,985,515)
Cash flow hedges	-		-	-	(638,316)	(638,316)	(4,305)	(642,621)
Actuarial gains/(losses)	-		-	-	1,517	1,517	246	1,763
Total comprehensive income	-	-	-	6,382,516	(4,573,581)	1,808,935	157,578	1,966,513
Capital increase (Note 15)	88,053	(64,289)	-	-	-	23,764	-	23,764
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,737,299	-	1,737,299	4,978	1,742,277
Gains/(losses) of controlling interest	-	-	-	-	(2,736)	(2,736)	(249)	(2,985)
Dividends paid	-	-	-	-	-	-	(212,993)	(212,993)
Purchases of shares, results from treasury shares and share-based payments	-	52,833	-	-	-	52,833	-	52,833
At June 30, 2022	58,130,517	55,175,732	31,191,640	8,119,815	(66,354,578)	86,263,126	1,323,900	87,587,026

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130,517	55,339,694	36,906,900	-	(68,421,478)	81,955,633	1,372,194	83,327,827

Net Income	-	-	-	6,202,549	-	6,202,549	214,460	6,417,009

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(5,016,193)	(5,016,193)	(99,102)	(5,115,295)
Cash flow hedges	-		-	-	(785,019)	(785,019)	(993)	(786,012)
Actuarial gains/(losses)	-		-	-	4,377	4,377	(147)	4,230
Total comprehensive income	-	-	-	6,202,549	(5,796,835)	405,714	114,218	519,932
Capital increase (Note 15)	47,412	(32,869)	-	-	-	14,543	-	14,543
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,529,854	-	2,529,854	6,053	2,535,907
Options granted on subsidiaries	-	-	-	-	4,700	4,700	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	(44)	-	(44)
Tax on deemed dividends	-	-	-	-	(4,029)	(4,029)	-	(4,029)
Dividends paid	-	-	-	-	-	-	(202,193)	(202,193)
Purchases of shares, results from treasury shares and share-based payments	-	168,232	-	-	-	168,232	1,096	169,328
At June 30, 2023	58,177,929	55,475,057	36,906,900	8,732,403	(74,217,686)	85,074,603	1,291,368	86,365,971

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Six-month period ended:
	Note	2023	2022

Net income		6,417,009	6,592,886
Depreciation, amortization and impairment		3,230,756	2,800,578
Impairment losses on receivables and inventory		184,192	138,914
Additions/(reversals) in provisions and employee benefits		72,085	50,183
Net finance costs	20	2,071,346	1,092,175
Losses/(gains) on sale of property, plant and equipment and intangible assets		(42,573)	(45,913)
Equity-settled share-based payment expenses	22	181,910	150,980
Income tax expense	21	(167,412)	511,350
Share of result of joint ventures		16,603	5,610
Hedge operations results	23	(241,304)	(496,216)
Other non-cash items included in profit		(9,031)	(18,376)
Cash flow from operating activities before changes in working capital and use of provisions		11,713,581	10,782,171

(Increase)/decrease in trade and other receivables		(208,392)	(19,864)
(Increase)/decrease in inventories		(162,591)	(2,175,958)
Increase/(decrease) in trade and other payables		(5,885,419)	(4,471,602)
Cash generated from operations		5,457,179	4,114,747

Interest paid		(287,867)	(213,628)
Interest received		372,445	383,633
Dividends received		5,278	5,053
Income tax paid		(2,707,597)	(1,567,846)
Cash flow from operating activities		2,839,438	2,721,959

Proceeds from sales of property, plant and equipment and intangible assets		58,276	58,204
Acquisitions of property, plant and equipment and intangible assets		(2,448,695)	(2,641,627)
Acquisitions of subsidiaries, net of cash acquired		-	(2,928)
Acquisitions of other investments		(8,421)	(30,000)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		99,743	341,820
Net proceeds/(acquisitions) of other assets		-	15,000
Cash flow from investing activities		(2,299,097)	(2,259,531)

Capital increase		14,543	23,764
Proceeds/(repurchases) of treasury shares		(25,082)	(55,789)
Acquisitions of non-controlling interest		-	(52)
Proceeds from borrowings		38,362	127,875
Repayment of borrowings		(131,991)	(76,011)
Cash net of finance costs other than interests		(1,938,602)	(2,213,952)
Payment of lease liabilities		(513,344)	(371,976)
Dividends and interest on shareholders’ equity paid		(166,789)	(164,925)
Cash flow from financing activities		(2,722,903)	(2,731,066)

Net increase/(decrease) in cash and cash equivalents		(2,182,562)	(2,268,638)
Cash and cash equivalents less bank overdrafts at the beginning of the year		14,852,092	16,597,184
Effect of exchange rate fluctuations on cash and cash equivalents		(656,465)	(717,867)
Cash and cash equivalents less bank overdrafts at the end of the year		12,013,065	13,610,679

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo – SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”) and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

The interim financial statements were approved, in their final form, by the Board of Directors on August 02, 2023.

(b)	Major corporate events in 2023 and 2022

Tax Credits - 2022

After the decision of the Federal Supreme Court (“STF”) in the judgment of RE 574,706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of this decision. The PGFN normative (PGFN Opinion 14,483/2021) presented its understanding of the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers upon acquisitions.

In view of the pacification and the binding understanding of the subject by the PGFN, the Company concluded in the second trimester of 2022 analysis that allowed an accounting recognition of R$1.2 billion at the same period, regarding the tax credit of the exclusion of the ICMS in the taxable base of PIS and COFINS in subsidiaries operations.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and over the Tranche B shares to be exercised starting in 2029. At June 30, 2023, there were no exercises for these options. The details of the assumptions used for these options are described in Note 23 (Item IV (d)).

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2022. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filing:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Intangibles (Note 15);
(d)	Goodwill (Note 14);
(e)	Interest-bearing loans and borrowings (Note 23);
(f)	Employee benefits (Note 24);
(g)	Changes in equity (Note 22);
(h)	Additional information on operating expenses by nature (Note 10);
(i)	Payroll and related benefits (Note 9);
(j)	Contingencies (Note 30);
(k)	Group companies (Note 32); and
(l)	Insurance (Note 33).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at June 30, 2023 compared to those presented in the financial statements for the years ended December 31, 2022.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

The revised standards and new standards, which became effective in 2023 are not applicable or did not have any material impact for the Company for the preparation of these consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

On May 25 2023, IASB issued changes in IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, which establishes new disclosure requirements of supplier finance arrangements, known as reverse factoring. These requirements should be adopted by companies subject to IFRS from 2024 onwards.

Is not expected that these changes have a significant impact in the interim consolidated financial statements of the entity. In addition, there are no other standards, standard changes or IFRIC interpretations that still hasn’t been in force and that may have a significant impact in entity’s financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are as follows:

			Closing rate		Average rate
					Six-month period ended:		Three-month period ended:
Currency	Name	Country	06/30/2023	12/31/2022	06/30/2023	06/30/2022	03/31/2023	03/31/2022

CAD	Canadian Dollar	Canada	3.6327	3.8540	3.7682	3.9808	3.8259	4.2043
DOP	Dominican Peso	Dominican Republic	0.0867	0.0925	0.0921	0.0902	0.0920	0.0944
USD	US Dollar	Panamá and Cuba	4.8192	5.2177	5.1171	5.0490	5.1736	5.3549
GTQ	Quetzal	Guatemala	0.6117	0.6623	0.6542	0.6547	0.6603	0.6915
ARS	Argentinean Peso	Argentina	0.0188	0.0295	0.0240	0.0464	0.0277	0.0511
BOB	Bolivian Peso	Bolivia	0.6924	0.7497	0.7352	0.7254	0.7433	0.7694
PYG	Guarani	Paraguay	0.0007	0.0007	0.0007	0.0007	0.0007	0.0008
UYU	Uruguayan Peso	Uruguay	0.1288	0.1302	0.1311	0.1190	0.1320	0.1224
CLP	Chilean Peso	Chile	0.0060	0.0061	0.0063	0.0061	0.0062	0.0065
BBD	Barbadian Dollar	Barbados	2.3757	2.5721	2.5225	2.4890	2.5504	2.6397

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) joint arrangements;

(iv) accounting and financial reporting in hyperinflationary economies;

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(v) current and deferred tax;

(vi) leases;

(vii) assets and liabilities recognition related to extemporaneous tax credits and debits;

(viii) employee benefits;

(ix) share-based payments;

(x) provisions and contingent liabilities, including tax contingencies;

(xi) measurement of financial instruments, including derivatives;

(xii) impairment and

(xiii) tax incentives and subsidized loans.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. The Company and some of its subsidiaries are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and, by their nature, can take a considerable time to complete.

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

5.        CASH AND CASH EQUIVALENTS

	06/30/2023	12/31/2022

Cash	103,871	280,850
Current bank accounts	5,048,662	5,990,271
Short-term bank deposits (i)	6,964,480	8,655,314
Cash and cash equivalents	12,117,013	14,926,435

Bank overdrafts	(103,948)	(74,343)
Cash and cash equivalents less bank overdraft	12,013,065	14,852,092

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), of high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$2,505 million as at June 30, 2023 (R$3,083 million in 2022), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina.

6.	INVESTMENT SECURITIES

	06/30/2023	12/31/2022

Financial assets at fair value through profit or loss	313,504	454,497
Current investment securities	313,504	454,497

Investment on debt securities (i)	246,838	219,055
Non-current investment securities	246,838	219,055

Total	560,342	673,552

(i) The balance refers substantially to financial investments linked to tax incentives that do not have immediate convertibility into a known amount of cash.

7.	INVENTORY

	06/30/2023	12/31/2022

Finished goods	4,051,720	4,094,014
Work in progress	833,675	845,661
Raw materials and consumables	5,958,987	6,798,273
Spare parts and others	950,629	986,925
Prepayments	368,062	358,325
Impairment losses	(108,051)	(160,173)
	12,055,022	12,923,025

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The changes in impairment losses on inventory are as follows:

At December 31, 2021	(157,774)
Effects of movements in foreign exchange in the balance sheet	11,036
Provisions	(108,447)
Write-off	126,036
At June 30, 2022	(129,149)

At December 31, 2022	(160,173)
Effects of movements in foreign exchange in the balance sheet	7,008
Provisions	(124,315)
Write-off	169,429
At June 30, 2023	(108,051)

8.	RECOVERABLE INDIRECT TAXES

	06/30/2023	12/31/2022
PIS/COFINS exclusion of ICMS (i)	135,675	73,451
PIS/COFINS	306,185	242,665
ICMS	482,322	542,195
IPI	120,093	131,022
Other	164,197	55,481
Current	1,208,472	1,044,814

PIS/COFINS exclusion of ICMS (i)	6,009,283	5,992,800
ICMS	441,466	423,158
Other	376,859	292,815
Non-current	6,827,608	6,708,773

Total	8,036,080	7,753,587

(i) As detailed in Note 25 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

From the first quarter of 2023, the nomenclature “Recoverable Taxes” was changed to “Recoverable Indirect Taxes”.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

9.        DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company and its subsidiaries, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follows:

Central America and the Caribbean	from 15% to 27%
Latin America – South	from 10% to 35%
Canada	26.5%
Luxembourg	from 11.7% to 24.94%

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against recorded temporary differences at June 30, 2023.

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	06/30/2023			12/31/2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,907	-	7,907	7,521	-	7,521
Intangible	-	(1,646,949)	(1,646,949)	-	(1,690,219)	(1,690,219)
Employee benefits	791,461	-	791,461	951,213	-	951,213
Trade payables	2,837,812	(2,863)	2,834,949	3,232,776	(2,884)	3,229,892
Trade receivables	43,115	(27,611)	15,504	38,620	(3,802)	34,818
Derivatives	37,722	(63,276)	(25,554)	95,130	(44,806)	50,324
Interest-bearing loans and borrowings	485	(569)	(84)	490	(893)	(403)
Inventories	382,236	(93,917)	288,319	413,856	(139,281)	274,575
Property, plant and equipment	896,263	(2,135,977)	(1,239,714)	899,531	(2,177,094)	(1,277,563)
Withholding tax on undistributed profits and royalties	-	(1,336,479)	(1,336,479)	-	(1,877,574)	(1,877,574)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders’ equity	1,676,701	-	1,676,701	-	-	-
Losses carried forward	2,939,539	-	2,939,539	2,660,683	-	2,660,683
Provisions	1,000,980	(121,232)	879,748	819,288	-	819,288
Complement of income tax of foreign subsidiaries due in Brazil	-	(37,442)	(37,442)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	34,498	(17,246)	17,252	35,061	(11,371)	23,690
ICMS on the assessment bases of PIS/COFINS	-	(156,812)	(156,812)	-	(168,232)	(168,232)
Other items	280,769	(523,541)	(242,772)	260,861	(164,142)	96,719
Gross deferred tax assets/(liabilities)	10,929,488	(6,585,503)	4,343,985	9,415,030	(6,701,887)	2,713,143
Netting by taxable entity	(2,859,788)	2,859,788	-	(2,976,195)	2,976,195	-
Net deferred tax assets/(liabilities)	8,069,700	(3,725,715)	4,343,985	6,438,835	(3,725,692)	2,713,143

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met, as determined by the IAS 12 – Income Taxes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainty about the tax treatment of income, are disclosed in Notes 4 and 25, respectively.

As at June 30, 2023 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	06/30/2023
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	7,907	7,907
Intangible	(1,247)	(1,645,702)	(1,646,949)
Employee benefits	146,899	644,562	791,461
Trade payables	(212,979)	3,047,928	2,834,949
Trade receivables	8,204	7,300	15,504
Derivatives	(30,478)	4,924	(25,554)
Interest-bearing loans and borrowings	(327)	243	(84)
Inventories	378,043	(89,724)	288,319
Property, plant and equipment	52,174	(1,291,888)	(1,239,714)
Withholding tax on undistributed profits and royalties	-	(1,336,479)	(1,336,479)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders’ equity	1,676,701	-	1,676,701
Provisions	576,963	302,785	879,748
Complement of income tax of foreign subsidiaries due in Brazil	(37,442)	-	(37,442)
Impact of the adoption of IFRS 16 (Leases)	-	17,252	17,252
ICMS on the assessment bases of PIS/COFINS	-	(156,812)	(156,812)
Other items	27,198	(269,970)	(242,772)
Total	2,583,709	(1,179,263)	1,404,446

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, according to the actual figures for prior years, and the projections of the Company’s business and its subsidiaries in the economies in which they are located, and thus is in compliance with the applicable fiscal and accounting rules, which in Brazil is limited to 30% of taxable income for the year.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Deferred tax related to tax losses	06/30/2023
2023	376,620
2024	134,594
2025	101,881
2026	106,593
2027	1,042,387
2028 to 2030	739,534
2031 to 2032 (i)	437,930
Total	2,939,539

(i) There is no expectation of realization beyond a term of ten years.

As of June 30, 2023, besides the tax credits related to tax losses effectively recognized in the amounts disclosed above, other tax credits related to accumulated tax losses in the amount of R$725,522 (R$875,267 in 2022) - which are equivalent, in value basis, to R$2,750,720 at June 30, 2023 (R$3,359,497 in December 31, 2022) - were not recorded, since their realization is not probable in currently evaluation.

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2022	2,713,143
Recognition of actuarial gains/(losses)	(46)
Investment hedge – put option granted on subsidiaries	(101,857)
Cash flow hedge – gains/(losses)	295,990
Gains/(losses) on translation of other foreign operations	122,772
Recognized in other comprehensive income	316,859
Recognized in the income statement	1,687,814
Changes directly in the balance sheet	(373,831)
Recognized in deferred tax	(382,119)
Effect of application of IAS 29 (hyperinflation)	(382,119)
Recognized in other balance sheet group	8,288
At June 30, 2023	4,343,985

10.	PROPERTY, PLANT AND EQUIPMENT

	06/30/2023	12/31/2022
Property, plant and equipment	25,892,383	26,961,300
Right of use assets	3,392,399	3,094,390
	29,284,782	30,055,690

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2021	13,539,889	37,469,551	7,526,730	5,404,521	63,940,691
Effects of movements in foreign exchange in the balance sheet	(1,075,903)	(3,378,423)	(879,479)	(360,672)	(5,694,477)
Effects of application of IAS 29 (hyperinflation)	870,517	2,890,991	744,355	252,720	4,758,583
Acquisitions	11,197	1,283,543	87,339	4,923,571	6,305,650
Disposals and write-offs	(24,603)	(1,531,367)	(349,763)	(10)	(1,905,743)
Transfers from/(to) other asset categories	1,173,106	3,083,855	553,405	(5,870,382)	(1,060,016)
At December 31, 2022	14,494,203	39,818,150	7,682,587	4,349,748	66,344,688
Effects of movements in foreign exchange in the balance sheet	(941,152)	(2,786,624)	(750,277)	(144,965)	(4,623,018)
Effects of application of IAS 29 (hyperinflation)	673,463	2,367,399	601,916	96,308	3,739,086
Acquisitions	83	722,126	11,943	1,439,389	2,173,541
Disposals and write-offs	(64)	(386,311)	(55,350)	-	(441,725)
Transfers from/(to) other asset categories	344,555	925,047	480,196	(2,217,623)	(467,825)
Balance as at June 30, 2023	14,571,088	40,659,787	7,971,015	3,522,857	66,724,747

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2021	(4,449,481)	(26,585,042)	(6,242,098)	-	(37,276,621)
Effects of movements in foreign exchange in the balance sheet	243,770	2,311,071	767,887	-	3,322,728
Effects of application of IAS 29 (hyperinflation)	(157,793)	(1,938,440)	(647,696)	-	(2,743,929)
Depreciation	(436,447)	(3,160,997)	(579,654)	-	(4,177,098)
Disposals and write-offs	4,526	1,515,730	335,175	-	1,855,431
Transfers from/(to) other asset categories	57	32,721	7,341	-	40,119
Impairment losses	(410)	(403,637)	29	-	(404,018)
At December 31, 2022	(4,795,778)	(28,228,594)	(6,359,016)	-	(39,383,388)
Effects of movements in foreign exchange in the balance sheet	208,287	1,901,547	652,307	-	2,762,141
Effects of application of IAS 29 (hyperinflation)	(133,368)	(1,751,459)	(516,994)	-	(2,401,821)
Depreciation	(236,541)	(1,680,460)	(272,779)	-	(2,189,780)
Disposals and write-offs	24	414,097	47,895	-	462,016
Transfers from/(to) other asset categories	6,149	423,785	(313,258)	-	116,676
Impairment losses	(15)	(198,165)	(28)	-	(198,208)
At June 30, 2023	(4,951,242)	(29,119,249)	(6,761,873)	-	(40,832,364)

Carrying amount:
At December 31, 2022	9,698,425	11,589,556	1,323,571	4,349,748	26,961,300
At June 30, 2023	9,619,846	11,540,538	1,209,142	3,522,857	25,892,383

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Right-of-use assets:

	Buildings	Machinery, equipment and vehicles	Others	Total
Acquisition cost
At December 31, 2021	2,307,181	2,023,890	111,705	4,442,776
Effects of movements in foreign exchange in the balance sheet	(111,567)	(11,725)	(5,411)	(128,703)
Additions	627,999	915,042	94,670	1,637,711
Write-offs	(11,221)	(252,542)	-	(263,763)
Transfers from/(to) other asset categories	(114,039)	21,695	(7,816)	(100,160)
At December 31, 2022	2,698,353	2,696,360	193,148	5,587,861
Effects of movements in foreign exchange in the balance sheet	(77,621)	(17,310)	(12,390)	(107,321)
Additions	258,692	912,806	18,264	1,189,762
Write-offs	(54,649)	(376,909)	-	(431,558)
Transfers from/(to) other asset categories	22,339	10,305	18,909	51,553
At June 30, 2023	2,847,114	3,225,252	217,931	6,290,297

	Buildings	Machinery, equipment and vehicles	Others	Total
Depreciation
At December 31, 2021	(1,101,199)	(724,183)	(57,203)	(1,882,585)
Effects of movements in foreign exchange in the balance sheet	47,332	6,040	2,915	56,287
Depreciation	(391,625)	(415,310)	(38,550)	(845,485)
Write-offs	20,918	58,011	-	78,929
Transfers (from)/to other asset categories	77,057	11,799	10,527	99,383
At December 31, 2022	(1,347,517)	(1,063,643)	(82,311)	(2,493,471)
Effects of movements in foreign exchange in the balance sheet	34,512	6,490	3,115	44,117
Depreciation	(233,450)	(288,828)	(28,473)	(550,751)
Write-offs	16,391	104,638	-	121,029
Transfers (from)/to other asset categories	(12,809)	(7,493)	1,480	(18,822)
At June 30, 2023	(1,542,873)	(1,248,836)	(106,189)	(2,897,898)

Carrying amount:
At December 31, 2022	1,350,836	1,632,717	110,837	3,094,390
At June 30, 2023	1,304,241	1,976,416	111,742	3,392,399

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

	Rate %
Lease Term	06/30/2023	12/31/2022
2022 - 2026	11.06%	9.46%
2027 - 2031	10.89%	10.27%
2032 - 2036	16.29%	15.16%

11.	GOODWILL

	06/30/2023	12/31/2022

Balance at the end of the previous year	40,594,038	42,411,260
Effects of movements in foreign exchange in the balance sheet	(2,460,791)	(3,510,494)
Effect of application of IAS 29 (hyperinflation)	1,186,590	1,709,880
Acquisitions, (write-offs) and disposal through business combinations	-	(16,608)
Balance at the end of the year	39,319,837	40,594,038

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	06/30/2023	12/31/2022

Brazil	BRL	17,702,415	17,702,415
Goodwill		102,945,048	102,945,048
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	3,966,208	4,231,606
Panama	PAB	1,675,230	1,813,772

Latin America - South:
Argentina	ARS	3,393,194	3,462,984
Bolivia	BOB	1,704,650	1,845,619
Chile	CLP	52,526	53,094
Paraguay	PYG	890,533	953,771
Uruguay	UYU	191,061	193,108

Canada	CAD	9,744,020	10,337,669
		39,319,837	40,594,038

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Impairment testing

The impairment test is updated annually considering the most accurate estimates calculated by Management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. There are no indications of impairment until June 30, 2023.

12.	TRADE PAYABLES

	06/30/2023	12/31/2022

Trade payables	17,470,730	23,498,099
Related parties (Note 26)	1,109,233	830,430
Current	18,579,963	24,328,529

Trade payables	140,754	165,871
Related parties (Note 26)	299,754	343,556
Non-current	440,508	509,427

Total	19,020,471	24,837,956

The Company recognizes its third party and related party vendor obligations in trade payables line. When relevant, vendor trade payables are adjusted at present value. Therefore, the present value adjustment recorded for trade payables, at June 30, 2023 is R$289 million (R$367 million at December 31, 2022).

The controlled companies in Argentina, Chile, Paraguay and Panama have transactions with discounted trade bills with endorsement (trade payables securitization) with vendors in the amount of R$153.1 million at June 30, 2023 (R$219.3 million at December 31, 2022). In general, the abovementioned discounted trade bills transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no changes in previously established conditions and its vendor’s choice to carry out the anticipation of its trade receivables with the Company.

13.	INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2023	12/31/2022

Secured bank loans	31,277	54,536
Other unsecured loans	136,243	144,424
Lease liabilities	1,152,906	783,609
Current liabilities	1,320,426	982,569

Secured bank loans	111,744	126,240
Other unsecured loans	323,031	328,116
Lease liabilities	2,237,082	2,333,781
Non-current liabilities	2,671,857	2,788,137

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Additional information regarding the exposure of the Company to interest rate risk, foreign currency risk and debt repayment schedule risk is disclosed in Note 23 – Financial instruments and risks.

Contractual clauses (Covenants)

As June 30, 2023, as well as at December 31, 2022, the Company’s loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require various guarantees as collateral, such as warranty or real estate, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including actions that can reduce the ability to pay the loans; maintenance of the Company's assets, purposing to assure that all remain under usage condition; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and/or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

Lastly, regarding the tax incentives on financing or subsidized loans, these are subject to the fulfillment of several commitments according to the legislation or contracts upon which those incentives are based on, such as (i) maintenance of jobs or job creation; (ii) realization of investments; (iii) increase in production capacity; (iv) commitment to collect ICMS; (v)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

maintenance of fiscal good standing; among others, obligations that refer to facts under the Company’s control. These commitments are applicable as from the signature date of the respective contracts related to fiscal benefits.

As at June 30, 2023, as well as at December 31, 2022, the Company was in compliance with all of its contractual obligations for its loans and financing.

14.	PROVISIONS

(a) Provision changes

	Balance as at December 31, 2021	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2022

Provision for disputes and litigation
Taxes on sales	218,553	-	157,621	(85,842)	(43,384)	246,948
Labor	124,188	(4,605)	194,228	(161,975)	(19,735)	132,101
Civil	252,954	(17,537)	312,731	(196,613)	(15,601)	335,934
Other taxes	162,989	(8,097)	60,145	(7,181)	(14,927)	192,929
Total provision for disputes and litigation	758,684	(30,239)	724,725	(451,611)	(93,647)	907,912

Restructuring	17,406	(2,015)	-	(3,594)	-	11,797

Total provisions	776,090	(32,254)	724,725	(455,205)	(93,647)	919,709

	Balance as at December 31, 2022	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at June 30, 2023

Provision for disputes and litigation
Taxes on sales	246,948	-	22,968	(7,215)	(6,953)	255,748
Labor	132,101	(2,646)	109,114	(70,389)	(9,419)	158,761
Civil	335,934	(11,157)	55,114	(4,165)	(17,083)	358,643
Other taxes	192,929	(5,836)	4,858	(3,881)	(15,223)	172,847
Total provision for disputes and litigation	907,912	(19,639)	192,054	(85,650)	(48,678)	945,999

Restructuring	11,797	(368)	-	(8,617)	-	2,812

Total provisions	919,709	(20,007)	192,054	(94,267)	(48,678)	948,811

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Expected settlement

	06/30/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total

Provision for disputes and litigation
Taxes on sales	106,772	148,976	255,748	53,103	193,845	246,948
Labor	58,041	100,720	158,761	27,210	104,891	132,101
Civil	282,271	76,372	358,643	72,891	263,043	335,934
Other taxes	29,771	143,076	172,847	22,925	170,004	192,929
Total provision for disputes and litigation	476,855	469,144	945,999	176,129	731,783	907,912

Restructuring	2,812	-	2,812	4,598	7,199	11,797

Total provisions	479,667	469,144	948,811	180,727	738,982	919,709

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible likelihood of loss are disclosed in Note 25 – Contingencies.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

15.    CHANGES IN EQUITY

(a) Capital stock

	06/30/2023		12/31/2022
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,750,217	58,130,517	15,744,452	58,042,464
Capital increase (i)	3,616	47,412	5,765	88,053
Final balance (ii)	15,753,833	58,177,929	15,750,217	58,130,517

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2022	(1,037,711)	53,662,811	700,898	1,861,190	55,187,188
Capital increase	-	-	-	(64,289)	(64,289)
Purchases of shares, results from treasury shares and share-based payments	(37,700)	-	-	90,533	52,833
At June 30, 2022	(1,075,411)	53,662,811	700,898	1,887,434	55,175,732

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2023	(1,073,506)	53,662,811	700,898	2,049,491	55,339,694
Capital increase	-	-	-	(32,869)	(32,869)
Purchases of shares, results from treasury shares and share-based payments	18,154	-	-	150,078	168,232
At June 30, 2023	(1,055,352)	53,662,811	700,898	2,166,700	55,475,057

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follows:

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2022	5,783	(98,140)	(939,571)	(1,037,711)
Changes during the year	2,820	(35,634)	(2,066)	(37,700)
At June 30, 2022	8,603	(133,774)	(941,637)	(1,075,411)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2023	8,482	(131,877)	(941,629)	(1,073,506)
Changes during the year	(1,338)	21,540	(3,386)	18,154
At June 30, 2023	7,144	(110,337)	(945,015)	(1,055,352)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, reimburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$181,910 on June 30, 2023 (R$150,980 at June 30, 2022) (Note 22 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2022	18,359,259	4,456	12,827,925	31,191,640
At June 30, 2022	18,359,259	4,456	12,827,925	31,191,640

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2023	22,055,901	4,456	14,846,543	36,906,900
At June 30, 2023	22,055,901	4,456	14,846,543	36,906,900

There was no change in net income reserves in the second quarter of 2022 and 2023.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments, as defined in the Company’s bylaws. This reserve cannot exceed 80% of capital stock. If this limit is exceeded, the General Meeting shall deliberate about the distribution of the amount to shareholders or capital increase.

(c.2) Legal reserve

From the net income, 5% will be applied before any other allocation to the legal reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c.3) Tax incentives

The Company recognizes in its equity, in the net income reserves line, the fiscal incentives regarding government subsidies at the respective fiscal year.

In general, these incentives are related to industrial development programs to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out according to the legislation upon which those incentives are based on, depending on their nature, when conditions for obtaining these grants exist, they are under Company’s control. The treatment due to the incentives comply with current federal, state and municipal legislations, specially with Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017, as well as Federal Law 12,973/2014. State fiscal incentives related to sales taxes are recognized as government subsidies for investments, aligned with the STJ interpretation manifested in the judgment ERESP nº 1,517,492/PR, as of the judgment of subject nº 1,182.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	06/30/2023	12/31/2022
ICMS (Brazilian state value-added tax)	1,404,170	1,093,627
Income tax	47,678	101,960
	1,451,848	1,195,587

(c.4) Interest on shareholders’ equity/dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders’ equity by the Company in the six-month periods ended June 30, 2022 and June 30, 2023.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2022	13,526,157	1,225,253	(1,131,476)	(6,666)	(121,599)	156,091	(75,426,021)	(61,778,261)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(3,936,782)	-	-	-	-	-	-	(3,936,782)
Cash flow hedges	-	(638,316)	-	-	-	-	-	(638,316)
Actuarial gains/(losses)	-	-	1,517	-	-	-	-	1,517
Total comprehensive income	(3,936,782)	(638,316)	1,517	-	-	-	-	(4,573,581)
Gains/(losses) of controlling interest	-	-	-	-	(2,736)	-	-	(2,736)
At June 30, 2022	9,589,375	586,937	(1,129,959)	(6,666)	(124,335)	156,091	(75,426,021)	(66,354,578)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2023	6,753,983	908,521	(664,985)	(6,666)	(130,578)	156,091	(75,437,844)	(68,421,478)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(5,016,193)	-	-	-	-	-	-	(5,016,193)
Cash flow hedges	-	(785,019)	-	-	-	-	-	(785,019)
Actuarial gains/(losses)	-	-	4,377	-	-	-	-	4,377
Total comprehensive income	(5,016,193)	(785,019)	4,377	-	-	-	-	(5,796,835)
Options granted on subsidiaries	-	-	-	4,700	-	-	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	-	-	(44)
Tax on deemed dividends	-	-	-	-	(4,029)	-	-	(4,029)
At June 30, 2023	1,737,790	123,502	(660,608)	(1,966)	(134,651)	156,091	(75,437,844)	(74,217,686)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 23 – Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Companhia de Bebidas das Américas (“Former Ambev”), and the abovementioned adjustment was recognized in carrying value adjustments when applicable.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

16.	SEGMENT REPORTING

(a)	Reportable segments six-month–period ended in:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Net sales	21,412,744	19,050,551	4,779,140	4,506,717	8,397,960	8,051,612	4,840,013	4,819,267	39,429,857	36,428,147
Cost of sales	(11,270,571)	(10,364,678)	(2,376,802)	(2,322,919)	(4,048,802)	(4,090,924)	(2,071,118)	(2,010,219)	(19,767,293)	(18,788,740)
Gross profit	10,142,173	8,685,873	2,402,338	2,183,798	4,349,158	3,960,688	2,768,895	2,809,048	19,662,564	17,639,407
Distribution expenses	(3,081,399)	(2,721,701)	(466,150)	(454,647)	(1,099,929)	(1,020,317)	(950,923)	(947,329)	(5,598,401)	(5,143,994)
Sales and marketing expenses	(2,156,816)	(1,825,768)	(355,068)	(279,920)	(757,137)	(727,030)	(562,648)	(560,140)	(3,831,669)	(3,392,858)
Administrative expenses	(1,677,789)	(1,561,228)	(216,404)	(129,335)	(429,125)	(410,923)	(297,838)	(366,752)	(2,621,156)	(2,468,238)
Other operating income/(expenses)	822,339	1,549,149	4,458	34,910	37,951	33,874	12,765	8,220	877,513	1,626,153
Exceptional items	(121,888)	(19,263)	(14,164)	(8,648)	(15,253)	(30,538)	-	-	(151,305)	(58,449)
Income from operations	3,926,620	4,107,062	1,355,010	1,346,158	2,085,665	1,805,754	970,251	943,047	8,337,546	8,202,021
Net finance costs	(1,312,168)	(217,710)	(76,298)	13,090	(610,256)	(814,376)	(72,624)	(73,179)	(2,071,346)	(1,092,175)
Share of results of joint ventures	(4,820)	(4,827)	1,119	(934)	-	-	(12,902)	151	(16,603)	(5,610)
Income before income tax	2,609,632	3,884,525	1,279,831	1,358,314	1,475,409	991,378	884,725	870,019	6,249,597	7,104,236
Income tax expense	1,401,942	595,527	(359,790)	(423,410)	(490,571)	(367,382)	(384,169)	(316,085)	167,412	(511,350)
Net income	4,011,574	4,480,052	920,041	934,904	984,838	623,996	500,556	553,934	6,417,009	6,592,886

EBITDA	5,883,804	5,685,192	1,757,591	1,682,455	2,692,522	2,377,774	1,217,782	1,251,568	11,551,699	10,996,989
Depreciation, amortization and impairment	(1,962,004)	(1,582,957)	(401,462)	(337,231)	(606,857)	(572,020)	(260,433)	(308,370)	(3,230,756)	(2,800,578)
Net finance costs	(1,312,168)	(217,710)	(76,298)	13,090	(610,256)	(814,376)	(72,624)	(73,179)	(2,071,346)	(1,092,175)
Income tax expense	1,401,942	595,527	(359,790)	(423,410)	(490,571)	(367,382)	(384,169)	(316,085)	167,412	(511,350)
Net income	4,011,574	4,480,052	920,041	934,904	984,838	623,996	500,556	553,934	6,417,009	6,592,886

EBITDA margin as a %	27.5%	29.8%	36.8%	37.3%	32.1%	29.5%	25.2%	26.0%	29.3%	30.2%

Acquisition of property, plant and equipment	1,619,067	1,688,895	270,991	438,729	423,401	408,914	135,236	105,089	2,448,695	2,641,627

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022

Segment assets	57,244,433	57,353,828	14,070,783	15,385,644	20,560,944	22,044,529	15,786,450	16,093,315	107,662,610	110,877,316
Intersegment elimination									(2,442,940)	(2,533,082)
Non-segmented assets									28,074,745	29,613,849
Total assets									133,294,415	137,958,083

Segment liabilities	23,352,157	29,153,247	4,301,395	5,097,957	5,001,790	6,843,640	4,402,217	5,053,663	37,057,559	46,148,507
Intersegment elimination									(2,442,936)	(2,534,093)
Non-segmented liabilities									98,679,792	94,343,669
Total liabilities									133,294,415	137,958,083

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Reportable segments – three-month periods ended in:

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Net sales	10,366,028	9,452,346	2,473,541	2,223,859	3,266,016	3,449,016	2,792,529	2,863,774	18,898,114	17,988,995
Cost of sales	(5,478,287)	(5,266,615)	(1,252,838)	(1,157,144)	(1,715,925)	(1,754,798)	(1,188,559)	(1,195,697)	(9,635,609)	(9,374,254)
Gross profit	4,887,741	4,185,731	1,220,703	1,066,715	1,550,091	1,694,218	1,603,970	1,668,077	9,262,505	8,614,741
Distribution expenses	(1,507,482)	(1,336,809)	(249,343)	(261,029)	(449,563)	(494,646)	(475,317)	(522,491)	(2,681,705)	(2,614,975)
Sales and marketing expenses	(1,243,599)	(1,058,889)	(178,201)	(136,859)	(377,746)	(383,150)	(290,823)	(296,984)	(2,090,369)	(1,875,882)
Administrative expenses	(855,249)	(806,332)	(108,032)	(71,810)	(212,493)	(212,291)	(139,830)	(204,369)	(1,315,604)	(1,294,802)
Other operating income/(expenses)	375,735	1,212,356	(6,750)	10,785	21,420	10,946	6,032	5,344	396,437	1,239,431
Exceptional items	(103,941)	(6,054)	(11,937)	(4,284)	(7,538)	(20,885)	-	-	(123,416)	(31,223)
Income from operations	1,553,205	2,190,003	666,440	603,518	524,171	594,192	704,032	649,577	3,447,848	4,037,290
Net finance costs	(600,781)	82,934	(68,159)	25,833	(370,662)	(547,563)	(33,882)	(56,666)	(1,073,484)	(495,462)
Share of results of joint ventures	(2,642)	(2,435)	63	(771)	-	-	148	-	(2,431)	(3,206)
Income before income tax	949,782	2,270,502	598,344	628,580	153,509	46,629	670,298	592,911	2,371,933	3,538,622
Income tax expense	732,390	(42,141)	(151,227)	(188,765)	(94,400)	(43,770)	(260,936)	(199,898)	225,827	(474,574)
Net income	1,682,172	2,228,361	447,117	439,815	59,109	2,859	409,362	393,013	2,597,760	3,064,048

EBITDA	2,572,480	2,991,072	908,312	794,449	830,340	883,722	838,204	834,456	5,149,336	5,503,699
Depreciation, amortization and impairment	(1,021,917)	(803,504)	(241,809)	(191,702)	(306,169)	(289,530)	(134,024)	(184,879)	(1,703,919)	(1,469,615)
Net finance costs	(600,781)	82,934	(68,159)	25,833	(370,662)	(547,563)	(33,882)	(56,666)	(1,073,484)	(495,462)
Income tax expense	732,390	(42,141)	(151,227)	(188,765)	(94,400)	(43,770)	(260,936)	(199,898)	225,827	(474,574)
Net income	1,682,172	2,228,361	447,117	439,815	59,109	2,859	409,362	393,013	2,597,760	3,064,048

EBITDA margin as a %	24.8%	31.6%	36.7%	35.7%	25.4%	25.6%	30.0%	29.1%	27.2%	30.6%

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c)     Additional information – by business unit:

	Six-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total		Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Net sales	17,980,803	16,013,087	3,431,941	3,037,464	21,412,744	19,050,551	8,710,651	7,912,900	1,655,377	1,539,446	10,366,028	9,452,346
Cost of sales	(9,332,855)	(8,511,622)	(1,937,716)	(1,853,056)	(11,270,571)	(10,364,678)	(4,541,364)	(4,319,455)	(936,923)	(947,160)	(5,478,287)	(5,266,615)
Gross profit	8,647,948	7,501,465	1,494,225	1,184,408	10,142,173	8,685,873	4,169,287	3,593,445	718,454	592,286	4,887,741	4,185,731
Distribution expenses	(2,488,770)	(2,232,799)	(592,629)	(488,902)	(3,081,399)	(2,721,701)	(1,223,347)	(1,090,256)	(284,135)	(246,553)	(1,507,482)	(1,336,809)
Sales and marketing expenses	(1,913,535)	(1,661,855)	(243,281)	(163,913)	(2,156,816)	(1,825,768)	(1,089,889)	(953,225)	(153,710)	(105,664)	(1,243,599)	(1,058,889)
Administrative expenses	(1,449,747)	(1,364,164)	(228,042)	(197,064)	(1,677,789)	(1,561,228)	(740,253)	(704,018)	(114,996)	(102,314)	(855,249)	(806,332)
Other operating income/(expenses)	603,530	1,300,351	218,809	248,798	822,339	1,549,149	254,743	1,018,298	120,992	194,058	375,735	1,212,356
Exceptional items	(121,888)	(17,473)	-	(1,790)	(121,888)	(19,263)	(106,154)	(4,832)	2,213	(1,222)	(103,941)	(6,054)
Income from operations	3,277,538	3,525,525	649,082	581,537	3,926,620	4,107,062	1,264,387	1,859,412	288,818	330,591	1,553,205	2,190,003
Net finance costs	(1,312,168)	(217,710)	-	-	(1,312,168)	(217,710)	(600,781)	82,934	-	-	(600,781)	82,934
Share of results of joint ventures	(4,820)	(4,827)	-	-	(4,820)	(4,827)	(2,642)	(2,435)	-	-	(2,642)	(2,435)
Income before income tax	1,960,550	3,302,988	649,082	581,537	2,609,632	3,884,525	660,964	1,939,911	288,818	330,591	949,782	2,270,502
Income tax expense	1,401,942	595,527	-	-	1,401,942	595,527	732,390	(42,141)	-	-	732,390	(42,141)
Net income	3,362,492	3,898,515	649,082	581,537	4,011,574	4,480,052	1,393,354	1,897,770	288,818	330,591	1,682,172	2,228,361

EBITDA	5,020,009	4,916,436	863,795	768,756	5,883,804	5,685,192	2,193,773	2,566,722	378,707	424,350	2,572,480	2,991,072
Depreciation, amortization and impairment	(1,747,291)	(1,395,738)	(214,713)	(187,219)	(1,962,004)	(1,582,957)	(932,028)	(709,745)	(89,889)	(93,759)	(1,021,917)	(803,504)
Net finance costs	(1,312,168)	(217,710)	-	-	(1,312,168)	(217,710)	(600,781)	82,934	-	-	(600,781)	82,934
Income tax expense	1,401,942	595,527	-	-	1,401,942	595,527	732,390	(42,141)	-	-	732,390	(42,141)
Net income	3,362,492	3,898,515	649,082	581,537	4,011,574	4,480,052	1,393,354	1,897,770	288,818	330,591	1,682,172	2,228,361

EBITDA margin as a %	27.9%	30.7%	25.2%	25.3%	27.5%	29.8%	25.2%	32.4%	22.9%	27.6%	24.8%	31.6%

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

17.	NET SALES

In compliance with the Federal Law 6,404/76, Company discloses the reconciliation between gross sales and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 16 – Segment reporting.

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Gross sales and/or services	60,410,057	57,630,920	28,604,820	28,323,374
Excise duty	(12,146,959)	(11,305,015)	(5,907,359)	(5,692,547)
Discounts	(8,833,241)	(9,897,758)	(3,799,347)	(4,641,832)
	39,429,857	36,428,147	18,898,114	17,988,995

At gross sales and/or services line, the Company recognizes the best estimate received or to be received regarding the products and services offered for its clients. Gross sales are disclosed before taxes and discounts.

The gross sales obtained by the Company, in general, are subject to the incidence of certain taxes and contributions, which are calculated and paid to fiscal authorities in accordance with current federal, municipal and state legislation, and do not result in equity increase for the Group. These taxes and contributions are deducted from gross sales and relate substantially to tax on transactions concerning the circulation of goods (“ICMS”), social integration program (“PIS”), contribution to social security financing (“COFINS”), tax on manufactured products (“IPI”) and tax on services of any nature (“ISSQN”) in Brazil. At the period and on June 30, 2023 the Company calculated R$648,680 million of fiscal incentives (R$539,895 million at December 31, 2022), which are registered in the net revenue.

The discounts and rebates are also deducted from the Company’s gross sales.

18.	OTHER OPERATING INCOME/(EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Government grants/net present value of long-term fiscal incentives	755,489	553,733	385,976	321,378
Extemporaneous credits/(debits) (i)	-	1,013,521	-	922,065
(Additions)/reversals of provisions	(11,706)	(11,013)	(3,430)	1,581
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	42,573	45,913	14,496	12,490
Other operating income/(expenses), net	91,157	23,999	(605)	(18,083)
	877,513	1,626,153	396,437	1,239,431

(i) As detailed in Note 25 – Contingencies, the Company has recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

According to market practices and our accounting policy, the Company recognizes, in other operating income/(expenses) line, tax incentives granted as rate reduction, calculation basis reduction, financing or subsidized loans, presumed credit, deferred payment or partial reductions of due state tax payable.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and obligations related to governmental terms.

19.	EXCEPTIONAL ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Restructuring (i)	(56,295)	(41,972)	(28,406)	(25,414)
COVID-19 impacts (ii)	-	(15,567)	-	(4,899)
Legal fees (iii)	(94,670)	-	(94,670)	-
Effect of application of IAS 29 (hyperinflation)	(340)	(910)	(340)	(910)
	(151,305)	(58,449)	(123,416)	(31,223)

(i) The restructuring expenses primarily related to centralized projects and resizing in the Brazil, Latin America and CAC.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; and (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

(iii) In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, the Company obtained some final favorable decisions on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for legal fees related to this matter.

20.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest expense	(1,276,412)	(957,469)	(659,603)	(559,707)
Net interest on pension plans	(59,307)	(53,650)	(29,247)	(25,707)
Losses on hedging instruments	(1,101,882)	(1,553,745)	(462,258)	(845,997)
Interest on provision for disputes and litigation	(90,301)	(96,810)	(72,987)	(57,787)
Exchange variations	(597,475)	(247,366)	(320,028)	(121,903)
Tax on financial transactions	(123,388)	(146,615)	(64,984)	(85,927)
Bank guarantee expenses	(114,910)	(97,931)	(77,548)	(58,776)
Other financial results	(176,819)	(298,972)	(121,673)	(73,661)
Total of finance expenses	(3,540,494)	(3,452,558)	(1,808,328)	(1,829,465)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Company’s interest rate risk (Note 23 – Financial instruments and risks). The interest expenses are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Financial instruments measured at amortized cost	(352,090)	(280,264)	(200,200)	(169,710)
Financial instruments at fair value through profit or loss (i)	(924,322)	(677,205)	(459,403)	(389,997)
Total	(1,276,412)	(957,469)	(659,603)	(559,707)

(i) Include R$715 million (R$525 million at June 30, 2022) as accounts payable present value adjustment.

(b)	Finance income

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest income	865,826	1,154,072	521,408	756,804
Interest and foreign exchange rate on loans to/from related parties	18,349	14,964	1,550	11,642
Other financial results	192,230	409,000	109,058	114,336
Total	1,076,405	1,578,036	632,016	882,782

Effect of application of IAS 29 (hyperinflation)	392,743	782,347	102,828	451,221
Total of finance income	1,469,148	2,360,383	734,844	1,334,003

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Cash and cash equivalents	350,903	215,159	202,084	137,652
Investment on debt securities	29,467	84,147	8,682	37,757
Other receivables (i)	485,456	854,766	310,642	581,395
Total	865,826	1,154,072	521,408	756,804

(i) Refers, mainly, to monetary adjustment of recoverable taxes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

21.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income tax expense – current	(1,520,402)	(2,451,893)	(670,445)	(2,189,517)

Deferred tax expense on temporary differences	1,408,958	1,940,416	824,014	1,718,975
Deferred tax on tax loss carryforward movements in the current period	278,856	127	72,258	(4,032)
Total deferred tax (expense)/income	1,687,814	1,940,543	896,272	1,714,943

Total income tax expenses	167,412	(511,350)	225,827	(474,574)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Profit before tax	6,249,597	7,104,236	2,371,933	3,538,622
Adjustment on a taxable basis
Others non-taxable income	(490,914)	(574,695)	(340,483)	(493,560)
Government grants related to sales taxes	(1,404,170)	(1,093,627)	(721,470)	(607,291)
Share of results of joint ventures	16,603	5,610	2,431	3,206
Non-deductible expenses	19,594	51,187	3,367	43,783
Worldwide taxation	260,655	104,648	114,242	(41,252)
	4,651,365	5,597,359	1,430,020	2,443,508
Aggregated weighted nominal tax rate	28.48%	29.66%	24.34%	30.57%
Taxes payable – nominal rate	(1,324,696)	(1,660,005)	(348,088)	(746,965)
Adjustment on tax expense
Income tax incentives	47,678	101,960	19,721	80,581
Deductible interest on shareholders’ equity	1,676,701	1,352,781	820,019	606,174
Tax savings from goodwill amortization	8,579	18,629	4,290	4,289
Withholding income tax	(100,764)	(34,453)	(43,208)	(205,078)
Recognition/(write-off) of deferred charges on tax losses	(94,383)	(46,761)	(84,542)	(42,345)
Effect of application of IAS 29 (hyperinflation)	(257,581)	(108,431)	(136,990)	(70,930)
Others with reduced taxation	211,878	(135,070)	(5,375)	(100,300)
Income tax and social contribution expense	167,412	(511,350)	225,827	(474,574)
Effective tax rate	-2.68%	7.20%	-9.52%	13.41%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price, and any eventual increases in state VAT (“ICMS”) reflected in other operating income or net sales depending on its nature. Still, the abovementioned amount is annually allocated to net income reserves, in accordance with item (c.3) “Tax incentives” from note 15 – Changes in Equity.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The amount recognized in 2023 is mainly due to the exchange rate variation of the deferred income tax balances.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which amounts are impacted by taxable result, net income reserves and by the long-term interest rate (“TJLP”). Such earnings are deductible for income tax purposes.

•	Effect of application of IAS 29 (hyperinflation): our subsidiary in Argentina, for operating in a hyperinflationary economy, is subject to monetary correction of non-financial assets and liabilities, equity and income statement, which, at times, reflects in the consolidated effective tax rate and implies variation between periods.

22.	SHARE-BASED PAYMENTS

Currently the Company has two plans for share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”), and (ii) the Share-based Payment Plan approved in Extraordinary General Meeting of April 29, 2016, amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). In each plan different restricted stock options and share-based payment programs are issued periodically which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares of the Company.

(i) Stock Option Plan

There are three models of stock options that were or may be granted under the Stock Option Plan.

Under the first model, beneficiaries, in accordance with their internal category, could choose between allocating (a) 30% or 100%, (b) 40% or 100%, and (c) 60% or 100% of the amounts received by them as profit sharing, regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or in any other company of its group.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Under the second model, the beneficiary may exercise the stock options granted only after a period of up to five years from the corresponding grant date. Vesting of the stock options granted under the second model is not subject to the Company’s performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the stock options’ vesting.

Under the third model, the beneficiaries, in accordance with their internal category, may choose between allocating (a) 20% or 100%, (b) 30% or 100%, and (c) 50% or 100%, of the amounts received by them as profit-sharing regarding the immediate year to the exercise of stock options, acquisition of the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding stock option exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries of this third model are under a three or five-year lock-up period.

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2- Share-based Payment requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

(ii) Share-Based Plan

In this plan, certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as “restricted shares” (RSUs) or “performance shares” (PSUs).

The delivery of restricted shares and performance shares are made free, and the waiting period may vary between three and five years from the corresponding share-based plan stock grant date, during which the beneficiary must remain employed at Ambev or any other company of its group.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The restricted shares and performance shares give to participants the right to receive additional shares with the same conditions, such as compensation dividends and Interest on shareholder’s equity declared and paid by the Company during the waiting period. The right to receive restricted, performance and additional shares can be fully or partially lost depending on circumstances, including cases of resignation or resignation during the grace period.

Under the Share-Based Plan, the reference price per restricted share is defined on the stock grant date based on the share price of the trading session on B3 S.A. immediately prior to the granting of the shares, except for the performance shares, which the fair value is defined at the grant date based on “Monte Carlo” pricing method. After defining the reference price, based on number of grant shares, the calculated amount is recorded as expense against equity. The shares are transferred to attendees according to terms and periods by the respective programs.

The total number of outstanding options developed was as follows:

Thousand options	06/30/2023	12/31/2022

Options outstanding at January	99,717	113,760
Options forfeited during the period	(1,687)	(14,043)
Options outstanding at the end of the period	98,030	99,717

The range of exercise prices of the outstanding options is from R$15.95 (R$15.95 in 2022) to R$38.69 (R$39.04 in 2022) and the weighted average remaining contractual life is approximately 3.79 years (4.29 years in 2022).

Of the 98,030 thousand outstanding options (99,717 thousand in 2022), 66,288 thousand options were vested in 2023(63,850 thousand in 2022).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2023	12/31/2022

Options outstanding at January 1	19.39	19.92
Options forfeited during the period	17.95	22.60
Options outstanding at the end of the period	19.39	19.39
Options exercisable at the end of the period	20.23	20.12

There were no options exercised during the period ended in June 30, 2023 and December 31, 2022.

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

During the period, the Company did not grant deferred shares under the Stock Option Plan (in 2022 44 thousand deferred shares have been granted, which are valued based on the share market price prior to the grant, which represented a fair value of R$643). Such deferred shares are subject to a vesting period of five years from the grant date.

During the period, the Company granted 6,813 thousand restricted shares and performance shares under the Share-Based Plan (49,328 thousand in 2022), which are valued based on the parameters referenced above, representing a fair value of approximately R$89,315 in 2023 (R$766,615 in 2022).

The the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock, restricted and performance shares), is as set out below:

Deferred shares

Thousand deferred shares	06/30/2023	12/31/2022

Deferred shares outstanding at January 1	889	1,168
New deferred shares during the period	-	44
Deferred shares granted during the period	-	(214)
Deferred shares forfeited during the period	-	(109)
Deferred shares outstanding at the end of the period	889	889

Restricted and performance shares

Thousand restricted shares	06/30/2023	12/31/2022

Restricted and performance shares outstanding at January	108,854	62,545
New restricted and performance shares during the period	6,813	49,328
Restricted and performance shares granted during the period	(3,370)	(12)
Restricted and performance shares forfeited during the period	(3,231)	(3,007)
Restricted and performance shares outstanding at the end of the period	109,066	108,854

Additionally, certain employees and managers of the Company received options to acquire AB InBev shares and restricted shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$184,584 on June 30, 2023 (R$149,652 on June 30, 2022), recorded as administrative expenses.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

23.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”) approved by the Board of Directors.

The Policy intend to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The Policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties. The Company’s use of derivatives strictly follows the Financial Risk Management Policy.

The Policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The Policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. All of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations and Finance Committee.

Derivative financial instruments

The derivative financial instruments authorized under the Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At June 30, 2023, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments – Forecast transactions, with a high probability of occurrence, contracted to minimize the Company’s exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

ii) Fair value hedge derivative instruments – operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance.

In accordance with the hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion this result is recorded immediately in finance result during the period ineffectiveness was identified, for cash flow hedge and net investment hedge.

Non-derivative financial instruments

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the Group, following the result of the hedged item.

The following tables summarize the exposure identified and protected in accordance with the Company’s Risk Policy:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Six-month period ended: 06/30/2023			Three-month period ended: 06/30/2023
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		18,297,447	258,727	(1,491,792)	(1,028,671)	225,961	(857,861)	(461,413)	130,308	(776,072)
	Commodities	4,241,288	127,115	(531,623)	(131,461)	(223,399)	377,800	(30,693)	(93,230)	373,474
	US Dollars	13,883,640	108,439	(959,761)	(896,805)	441,023	(1,217,465)	(430,243)	216,396	(1,128,335)
	Euros	40,314	923	(328)	(276)	1,097	263	(39)	981	(440)
	Mexican Pesos	132,205	22,250	(80)	(129)	7,240	(18,459)	(438)	6,161	(20,771)

Importing of fixed assets		277,612	15,628	(27,688)	(14,008)	(1,484)	(11,191)	(10,448)	(255)	928
	US Dollars	277,612	15,628	(27,688)	(14,008)	(1,484)	(11,191)	(10,448)	(255)	928

Expenses		106,461	1,862	(5,659)	(17,578)	16,827	6,476	(9,124)	6,423	4,128
	US Dollars	106,461	1,862	(5,659)	(17,578)	16,827	6,476	(9,124)	6,423	4,128
As at June 30, 2023		18,681,520	276,217	(1,525,139)	(1,060,257)	241,304	(862,576)	(480,985)	136,476	(771,016)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

			12/31/2022		Six-month period ended: 06/30/2022			Three-month period ended: 06/30/2022
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		19,853,289	271,806	(719,460)	(1,510,732)	486,195	(260,432)	(946,256)	146,693	1,068,882
	Commodities	4,809,884	100,774	(376,141)	11,553	443,063	(617,314)	37,139	151,246	(948,801)
	US Dollars	14,874,705	157,731	(342,866)	(1,518,384)	36,459	369,174	(982,029)	(2,548)	2,099,700
	Euros	32,198	1,916	(3)	(484)	679	(1,835)	(134)	405	(95)
	Mexican Pesos	136,502	11,385	(450)	(3,417)	5,994	(10,457)	(1,232)	(2,410)	(81,922)

Fixed Assets		226,810	1,534	(5,392)	(4,529)	3,146	(4,428)	28,844	(5,843)	(15,176)
	US Dollars	226,810	1,534	(5,392)	(4,529)	3,146	(4,428)	28,844	(5,843)	(15,176)

Expenses		204,907	492	(4,572)	(32,141)	6,872	(23,277)	2,270	(372)	(223,151)
	US Dollars	204,907	492	(4,572)	(32,141)	6,872	(23,277)	2,270	(372)	(223,151)
Total		20,285,006	273,832	(729,424)	(1,547,402)	496,213	(288,137)	(915,142)	140,478	830,555

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

I.	Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s and its subsidiaries exposure related to debts. As at June 30, 2023, the Company and its subsidiaries does not hold hedge positions to the exposure described below:

	06/30/2023
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.0%	2,879,160
Working capital in Argentinean Peso	91.0%	103,948
Other	10.9%	404,589
US Dollars	14.0%	24
Canadian Dollars	5.4%	468,819
Pre-fixed interest rate		3,856,540

Brazilian Reais	8.3%	239,691
Post fixed interest rate		239,691

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2022
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	8.5%	2,602,063
Working capital in Argentinean Peso	73.5%	74,343
Other	10.4%	421,289
US Dollars	14.0%	6,193
Canadian Dollars	5.3%	511,018
Pre-fixed interest rate		3,614,906

Brazilian Reais	8.5%	230,143
Post fixed interest rate		230,143

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model provides the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after June 30, 2023 for the calculation, which are presented in the model.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at June 30, 2023.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at June 30, 2023.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Increase in commodities price	(404,508)	(251,611)	655,814	1,716,136
Input purchases		404,508	248,736	(678,946)	(1,762,400)
Foreign exchange hedge	Foreign currency increase	(828,557)	(583,132)	2,685,484	6,199,524
Input purchases		828,557	579,026	(2,934,881)	(6,698,317)
Cost effects		-	(6,981)	(272,529)	(545,057)

Foreign exchange hedge	Foreign currency increase	(12,060)	(10,389)	57,343	126,746
Capex Purchases		12,060	10,389	(57,343)	(126,746)
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(3,797)	(3,177)	22,818	49,434
Expenses		3,797	2,782	(46,814)	(97,424)
Result of expense effects		-	(395)	(23,996)	(47,990)
		-	(7,376)	(296,525)	(593,047)

As at June 30, 2023 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Hedge position	Risk	2023	2024	2025	2026	>2026	Total

Cost		13,182,144	5,115,303	-	-	-	18,297,447
	Commodities	2,349,903	1,891,385	-	-	-	4,241,288
	US Dollars	10,751,636	3,132,004	-	-	-	13,883,640
	Euros	16,342	23,972	-	-	-	40,314
	Mexican Pesos	64,263	67,942	-	-	-	132,205

Importing of fixed assets		138,934	138,678	-	-	-	277,612
	US Dollars	138,934	138,678	-	-	-	277,612

Expenses		69,200	37,261	-	-	-	106,461
	US Dollars	69,200	37,261	-	-	-	106,461
		13,390,278	5,291,242	-	-	-	18,681,520

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

		Fair Value
Hedge position	Risk	2023	2024	2025	2026	>2026	Total

Costs		(1,075,733)	(157,332)	-	-	-	(1,233,065)
	Commodities	(282,679)	(121,829)	-	-	-	(404,508)
	US Dollars	(808,214)	(43,108)	-	-	-	(851,322)
	Euros	864	(269)	-	-	-	595
	Mexican Pesos	14,296	7,874	-	-	-	22,170

Importing of fixed assets		(6,036)	(6,024)	-	-	-	(12,060)
	US Dollars	(6,036)	(6,024)	-	-	-	(12,060)

Expenses		(1,905)	(1,892)	-	-	-	(3,797)
	US Dollars	(1,905)	(1,892)	-	-	-	(3,797)
		(1,083,674)	(165,248)	-	-	-	(1,248,922)

II.	Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Policy, which also establishes exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

Any deposits or cash available must be kept in accounts with top-tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating; (ii) the transaction term; (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at June 30, 2023. As at June 30, 2023, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy.

III.	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•	Debt servicing;
•	Capital expenditure;
•	Investments in companies;
•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;
•	Share buyback programs; and
•	Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents, short-term investments, together with derivatives and access to loan facilities, are sufficient to finance capital expenditure, financial liabilities and dividend payments in the future.

							06/30/2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	30,442,395	31,971,247	28,720,378	477,310	420,551	769,714	1,583,294
Secured bank loans	143,021	194,430	43,225	25,298	25,181	50,363	50,363
Other unsecured loans	459,274	739,519	161,119	174,087	158,159	115,664	130,490
Lease liabilities	3,389,988	4,308,025	1,406,030	755,149	660,095	601,086	885,665
	34,434,678	37,213,221	30,330,752	1,431,844	1,263,986	1,536,827	2,649,812

							12/31/2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	39,354,388	40,656,296	36,818,534	86,759	1,275,053	1,008,364	1,467,586
Secured bank loans	180,776	245,638	68,163	26,385	25,182	50,363	75,545
Other unsecured loans	472,540	759,078	169,854	156,686	151,624	165,410	115,504
Lease liabilities	3,117,390	3,657,425	962,898	1,008,416	620,955	696,911	368,245
	43,125,094	45,318,437	38,019,449	1,278,246	2,072,814	1,921,048	2,026,880

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payable, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Equity price risk

On June 30, 2023 and December 31, 2022, the Company did not have equity swap positions.

IV.	Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all the financial instruments recognized in the financial statements, segregated by category:

	06/30/2023
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	12,013,065	-	12,013,065
Trade receivables excluding prepaid expenses	6,916,695	-	6,916,695
Investment securities	246,838	313,504	560,342
Derivatives hedges	-	276,217	276,217
Total	19,176,598	589,721	19,766,319

Financial liabilities
Trade payables	19,020,471	-	19,020,471
Put options granted on subsidiaries	-	2,847,528	2,847,528
Derivatives hedges	-	1,525,139	1,525,139
Interest-bearing loans and borrowing	3,992,283	-	3,992,283
Other liabilities	2,211,250	323,705	2,534,955
Total	25,224,004	4,696,372	29,920,376

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2022
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	14,852,092	-	14,852,092
Trade receivables excluding prepaid expenses	7,791,362	-	7,791,362
Investment securities	219,055	454,497	673,552
Derivatives hedges	-	273,832	273,832
Total	22,862,509	728,329	23,590,838

Financial liabilities
Trade payables	24,837,956	-	24,837,956
Put options granted on subsidiaries	-	3,060,276	3,060,276
Derivatives hedges	-	729,424	729,424
Interest-bearing loans and borrowing	3,770,706	-	3,770,706
Other liabilities	2,015,631	333,673	2,349,304
Total	30,624,293	4,123,373	34,747,666

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs which are not observable for the asset or liability.

	06/30/2023				12/31/2022

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	313,504	-	-	313,504	454,497	-	-	454,497
Derivatives – operational hedge	112,833	163,384	-	276,217	57,038	216,794	-	273,832
	426,337	163,384	-	589,721	511,535	216,794	-	728,329
Financial liabilities
Put options granted on subsidiaries	-	-	2,847,528	2,847,528	-	-	3,060,276	3,060,276
Other liabilities	-	-	323,705	323,705	-	-	333,673	333,673
Derivatives – operational hedge	98,105	1,427,034	-	1,525,139	76,073	653,351	-	729,424
	98,105	1,427,034	3,171,233	4,696,372	76,073	653,351	3,393,949	4,123,373

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2022	3,393,949
Acquisition of investments	(565)
Level reclassification	(4,700)
Total gains and losses during the period	(217,451)
Losses/(gains) recognized in net income	11,374
Losses/(gains) recognized in equity	(228,825)
Financial liabilities at June 30, 2023	3,171,233

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders’ Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over the Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029, whereas until June 30, 2023, no options were exercised. On June 30, 2023, the sum of the two ELJ tranches is R$2,845,645 (R$3,053,693 on December 31, 2022).

The fair value of Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s weighted average cost of capital rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at June 30, 2023 the Company held R$163,520 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$376,850 as at December 31, 2022).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change, and relevant sustainability aspects.

There was no significant change in the main risks considered by Management related to those stated in the annual financial statements as of December 31, 2022.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

24.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	06/30/2023	12/31/2022

Collateral given for the Company’s own liabilities	607,627	764,473
Other commitments	1,152,863	1,368,092
	1,760,490	2,132,565

Commitments to suppliers	43,028,179	50,365,256
	43,028,179	50,365,256

The collateral provided for liabilities totaled approximately R$1,760,490 as at June 30, 2023 (R$2,132,565 as at December 31, 2022), including R$586,444 (R$743,951 as at December 31, 2022) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at June 30, 2023, Ambev maintained R$163,520 (R$376,850 as at December 31, 2022) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 23 – Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging. These commitments have as its main goal provide strategic supplies long term security to the Company, besides providing greater security to vendors in long term investments.

Future contractual commitments as at June 30, 2023 and December 31, 2022 are as follows:

	06/30/2023	12/31/2022

Less than 1 year	11,359,379	12,490,958
Between 1 and 2 years	9,648,392	10,315,253
More than 2 years	22,020,408	27,559,045
	43,028,179	50,365,256

25.	CONTINGENCIES

The Company and its subsidiaries have contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable risk of loss are fully recorded as liabilities (Note 14 – Provisions).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The Company and its subsidiaries have administrative and judicial discussions with tax authorities in Brazil related to certain tax treatments adopted when calculating the income tax and social contribution, for which, based on Management’s current evaluation, is probable that the tax authorities will accept the uncertain tax treatment, in accordance with IFRIC 23. The Company also is part at administrative and judicial lawsuits related to other taxes of tributary nature, which involve risk of a possible loss, as assessment carried out by Management.

To these uncertain tax treatments and possible contingencies there are no provisions recorded, due to the assessment carried out by Management, with the following composition and estimates:

	06/30/2023	12/31/2022

Income tax and social contribution	54,564,558	60,453,543
Value-added and excise taxes	26,870,276	25,904,633
PIS and COFINS	3,209,832	3,293,478
Others	1,924,430	1,909,071
	86,569,096	91,560,725

The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature.

Principal lawsuits with a likelihood of possible loss that changed during the period

In the period ended June 30, 2023 the main movements in lawsuits with possible loss are detailed below by the Company.

In March 2023, the STF, when ruling on case 736 (RE 796,939), confirmed its understanding that imposing a separate fine for failure to ratify tax offsets is unconstitutional. In view of the judgment, the Company reassessed, together with its internal lawyers and external advisors, the prognosis of the discussion and reclassified the risk of loss from possible to remote. Ambev estimates that the amount involved in the lawsuits related to this matter, as of March 31,2023 was R$1.6 billion (R$1.7 billion as of December 31, 2022). Due to the prognosis of remote loss, the processes related to this theme are no longer reported as possible contingencies in the first quarter of 2023.

PIS and COFINS

PIS/COFINS on bonuses

Since 2015, Ambev has been assessed by the Brazilian Federal Revenue Service for the collection of amounts allegedly due as PIS and COFINS on bonuses granted to its customers. The Company is challenging these assessments in the administrative and judicial courts because it believes that such collection is illegitimate.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

In March 2023, the CARF handed down decisions favorable to the Company in two lawsuits, in the amount of approximately R$1.1 billion, recognizing as correct the tax treatment given by the Company to the bonuses granted. The Company waits to be notified of these decisions in order to assess, together with its external advisors, the filing of any appeals, as well as to eventually reassess the probability of losing the dispute.

Ambev estimates that the amount involved in the lawsuits as of June 30, 2023, classified as possible loss, is approximately R$1.6 billion (R$1.6 billion as of December 31, 2022).

Uncertainty over IRPJ and CSLL treatment

Foreign Earnings

Since 2005 the Company and some of its subsidiaries have been receiving tax assessments from the Brazilian Internal Revenue Service regarding the taxation of profits earned by subsidiaries domiciled abroad. Because it believes that these charges are illegitimate, the Company is challenging these assessments in the administrative and judicial courts.

The lawsuits in progress in the administrative level have partially favorable decisions, still subject to reexamination by the administrative court. In turn, in the lawsuits underway at the judicial level, the Company has a favorable preliminary decision in order to suspend the enforceability of the tax credit, and decisions in favor, subject to reexamination by the higher court.

In March 2023, the Administrative Council of Tax Appeals ("CARF") handed down decisions favorable and partially favorable to the Company in three lawsuits, amounting to approximately R$0.9 billion. The decisions handed down canceled part of the assessments, in the amount of approximately R$0.7 billion, recognizing as partially correct the calculations made by the Company regarding the taxable income in Brazil of companies domiciled abroad, as well as the impossibility for the Brazilian tax authorities to disregard the amortization of the goodwill carried out by the subsidiary abroad. The Company is awaiting notification of these decisions to analyze their contents and possible appeals and reassessment of the probability of loss.

In May 2023, the Company was served a favorable decision, issued by CARF in October 2022, in an approximate amount of R$1.4 billion. Of this amount, approximately R$1 billion constitutes a definitive success already reduced, thus, from the total amount of the contingency reported in the period ending on June 30, 2023. The remaining amount (R$0.4 billion) was subject to an appeal by the Brazilian IRS, awaiting judgment by the Superior Chamber of Tax Appeals ("CSRF").

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The updated value of the referred uncertain tax treatment, according to ICPC 22/IFRIC 23, already assessed, is approximately R$6.6 billion on June 30, 2023 (R$7.3 billion on December 31, 2022), and there was no provision in the period due to its loss classification, except for R$60 million (R$58 million on December 31, 2022).

Goodwill Inbev Holding

In December 2011, the Company received the first notice of infringement issued by the Brazilian Federal Revenue Service, mainly regarding the disallowance of goodwill amortization expenses, for the calendar years 2005 to 2010, resulting from the incorporation of InBev Holding Brasil S.A.. In the administrative level, partially favorable decisions were made. In light of these decisions, the Company filed legal actions to discuss the matter in which it was defeated in the administrative setting, which are awaiting judgment in the first instance.

In June 2016, Ambev received the second notice of infringement issued by the Brazilian Federal Revenue Service, relating to the disallowance of the remaining portion of the aforementioned goodwill, for the calendar years 2011 to 2013. In April 2023, the Company obtained a definitive partially favorable decision, resulting in a success of approximately R$0.8 billion. For the remaining amount, Ambev initiated a legal action, which awaits judgment.

The updated amount of this tax treatment, as per ICPC 22/IFRIC 23, already audited, is approximately R$10.7 billion on June 30, 2023 (R$11.1 billion on December 31, 2022), and, due to its classification of loss, no provision was made in the period. In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the mentioned goodwill amortization, as well as the respective costs, under the "Reimbursement Agreement" executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

Disallowance of Expenses and Deductibility of Losses

In 2015, 2016, and 2020, the Company received tax assessments by the Brazilian Federal Revenue Service concerning the disallowance of expenses related to the results of financial instruments used against inherent risks of price or rate fluctuations, as well as loans related to the Company's operational activities.

In May and June 2023, Ambev was notified of definitive favorable administrative decisions for the tax assessments received in 2016 and 2020, which fully canceled tax assessments, in an approximate amount of R$5.1 billion.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Regarding the tax assessment in 2015, the judgment by CARF is awaited for both the necessary reexamination of the matter and the appeal filed by the Company regarding the portion of the first-instance decision in which it was defeated.

The updated amount of this uncertain tax treatment, as per ICPC 22/IFRIC 23, already audited, is approximately R$306 million on June 30, 2023 (R$5.2 billion on December 31, 2022). Due to its classification, no provision was made in the period.

Proposed class action in Quebec

Labatt and other, third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

Contingent assets

Exclusion of ICMS and ICMS-ST from the PIS and COFINS Tax Base

In 2017, the Brazilian Supreme Federal Court (STF) ruled that the inclusion of ICMS in the taxable base of PIS and COFINS is unconstitutional (Topic 69 of general repercussion). The effects and scope of this decision were reaffirmed in May 2021 when the Court confirmed that the judgment would only produce effects after March 15, 2017, except for taxpayers who had filed judicial and administrative claims before that date (which is the case for the Company and its subsidiaries, most of them with favorable decisions already subject to res judicata).

Specifically regarding the exclusion of ICMS under the tax substitution regime (“ICMS-ST”), in November 2022, the Superior Court of Justice (STJ) began the trial of Topic 1,125 with a favorable vote for taxpayers, that is, for the exclusion of this type of ICMS from the taxable base of PIS and COFINS for the substituted taxpayers, in line with the understanding applied by the Company since August 2017, due to a favorable decision obtained that is still in force. It is expected that the trial of this topic will be resumed by the Court still in 2023.

From 2017 to 2023, the Company and its subsidiaries recognized tax credits and had a positive impact on operations after the implementation of the favorable judicial decision for the exclusion of ICMS-ST, in accordance with IAS 37/CPC 25 – Provisions, Contingent Liabilities, and Contingent Assets, in the amount of R$10.5 billion, of which: (i) R$0.7 billion refers to the period from 1990 to 2009; (ii) R$4.9 billion relates to the period from 2009 to 2015, during which the so-called “REFRI” – Special Regime for Cold Beverages was in force; (iii) R$4 billion refers to the New Taxation Model, including operations with subsidiaries, according to Note 1 – Corporate Information; and (iv) R$0.9 billion relates to the exclusion of ICMS-ST from the taxable base of PIS and COFINS during the period of the New Taxation Model, in addition to values related to ICMS-ST in our network of resellers that, under certain circumstances, do not comprise their remuneration.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Part of these amounts has already been subject to offset requests, as per the res judicata of the respective judicial measures and the necessary administrative procedures. The amounts not yet offset remain recorded in the assets (see Note 8 – Recoverable Indirect Taxes) and largely refer to the tax credit related to “REFRI,” the judicial lawsuit of which is still in the discovery phase.

The accounting recognition resulted from the decisions obtained by the Group occurred considering that (i) the gain realization is virtually certain, according to the decision issued by the STF in Topic 69, and the specific circumstances of each individual case, as well as (ii) the value can be reasonably estimated with certainty by surveying the respective documents and quantifying the undue payment.

For additional matters related to this subject, the contingent asset subject to estimation corresponds to approximately R$0.5 billion. Eventually, additional amounts may be disclosed and recognized. Currently, these amounts are not probable or virtually certain since they depend on specific circumstances of each case and on physical documentation not yet located, and consequently, it is not possible to measure the value of any tax undue payment to be recovered. The values will be disclosed and recognized to the extent that the realization of the gain is probable and virtually certain, respectively, and the values can be ascertained with reasonable certainty.

26.	RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company is required to advise the Board of Directors on all transactions with related parties, among other subjects.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with Management members

In addition to short-term benefits (primarily salaries), Management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 22 – Share-based payments).

Total expenses related to the Company’s Management members are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Short-term benefits (i)	25,838	32,103	11,173	16,017
Share-based payments (ii)	40,948	30,413	22,800	18,705
Total key management remuneration	66,786	62,516	33,973	34,722

(i) These mainly correspond to management’s salaries, net of social security of employer’s responsibility, and profit sharing (including performance bonuses).

(ii) These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to Management. In total amounts above exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 22 – Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at June 30, 2023 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at June 30, 2023 and December 31, 2022, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred and recorded by Fundação Zerrenner with third parties for providing these benefits totaled R$150,278 (R$150,116 as at June 30, 2022), of which R$141,379 and R$8,900 were related to active employees and retirees respectively (R$130,532 and R$19,584 as at June 30, 2022 related to active employees and retirees respectively).

b) Licensing agreement

At November, 2021, Ambev and Anheuser-Busch Inc. negotiated the general guidelines towards royalties and transfer price to fixate royalties and mark-up percentages applicable to production, import, distribution and sale of (a) ABI’s finished goods and/or its respective subsidiaries by the Company and/or its respective subsidiraries (b) Company’s finished goods and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All the metrics, prices and methodologies were stablished at similar market conditions, based on a study carried out by a first-class external audit company, duly approved by the Governance Committee and by the Board of Directors.

In this context, the Company and its subsidiaries have some licensing agreements with Anheuser-Busch, Inc. to produce, bottle, sell and/or distribute products of brands such as Budweiser, Stella Artois, Spaten and Corona. Likewise, the Company and its subsidiaries license to AB InBev and its subsidiaries the right to produce and/or distribute, in several countries, products of its own brands such as Brahma.

Therefore, the Company recorded R$17,694 as at June 30, 2023 (R$8,067 as at June 30, 2022) and R$417,772 (R$373,560 as at June 30, 2022) as licensing income and expenses, respectively.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions with related parties

	06/30/2023
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	1,236	-	-	-
AB InBev	73,680	-	(205,624)	-
AB Package	-	-	(151,711)	-
AB Services	52,345	-	(4,093)	-
AB USA	94,719	-	(287,221)	-
Bavaria	46,233	-	(6,486)	-
Cervecería Modelo	5,397	-	(425,261)	-
Cervecerías Peruanas	1,743	-	(1,215)	-
Inbev	1,126	21,659	(12,707)	-
Panama Holding	3,965	-	(424)	1,026
Other	17,971	28	(14,491)	-
	298,415	21,687	(1,109,233)	1,026

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	12/31/2022
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)
AB Africa	1,584	-	-
AB InBev	142,678	-	(81,969)
AB Package	-	-	(79,325)
AB Services	23,738	-	(5,651)
AB USA	71,101	-	(237,741)
Bavaria	13,912	-	(6,931)
Cervecería Modelo	12,044	-	(345,474)
Cervecerías Peruanas	929	-	(46,421)
Inbev	1,032	23,861	(12,183)
Panama Holding	3,850	-	-
Other	19,815	947	(14,735)
	290,683	24,808	(830,430)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	06/30/2023	12/31/2022
Non-current	Trade payables	Trade payables
ITW International	(299,754)	(343,556)
	(299,754)	(343,556)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The tables below represent transactions with related parties, recognized in the income statement:

	Six-month period ended: 06/30/2023
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	30	11,059	(123,669)	(6,182)	(104)
AB Package	-	-	(139,014)	-	-
AB Services	50	2,668	-	-	(3)
AB USA	17,664	-	(462,795)	(1,568)	(42)
Bavaria	180,114	-	(27,195)	-	-
Cervecería Modelo	193	-	(574,975)	-	-
Cervecerías Peruanas	-	-	(142)	-	-
GCC India	-	-	-	(1,785)	-
Inbev	-	-	(22,778)	-	-
ITW International	-	-	-	-	18,554
Other	20,098	4,228	(16,234)	-	1,034
	218,149	17,955	(1,366,802)	(9,535)	19,439

	Three-month period ended: 06/30/2023
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	30	10,856	(68,861)	(6,182)	(73)
AB Package	-	-	(65,414)	-	-
AB Services	34	(41)	-	-	(3)
AB USA	11,888	-	(255,010)	(776)	(23)
Bavaria	20,992	-	(11,177)	-	-
Cervecería Modelo	130	-	(368,089)	-	-
Cervecerías Peruanas	-	-	(72)	-	-
GCC India	-	-	-	(1,042)	-
Inbev	-	-	(7,620)	-	-
ITW International	-	-	-	-	1,705
Other	11,475	1,491	(9,188)	-	1,034
	44,549	12,306	(785,431)	(8,000)	2,640

	Six-month period ended: 06/30/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	5,160	(91,125)	(4,393)	153,909
AB Package	-	-	(184,019)	-	-
AB USA	11,220	-	(577,532)	(1,545)	-
Ambev Peru	458	-	-	-	-
Bavaria	18,009	-	(38,857)	-	-
Cervecería Modelo	1,776	-	(693,229)	-	-
Cervecerías Peruanas	118	-	(24,899)	-	-
GCC India	-	-	-	(3,693)	-
Inbev	-	-	(97,517)	-	-
ITW International	-	-	-	-	14,964
Other	22,177	5,541	(52,692)	-	1,903
	53,758	10,701	(1,759,870)	(9,631)	170,776

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Three-month period ended: 06/30/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	-	5,160	(48,571)	(4,393)	153,909
AB Package	-	-	(97,411)	-	-
AB USA	4,767	-	(319,596)	(729)	-
Ambev Peru	127	-	-	-	-
Bavaria	(32,100)	-	(24,067)	-	-
Cervecería Modelo	1,146	-	(294,901)	-	-
Cervecerías Peruanas	118	-	(17,292)	-	-
GCC India	-	-	-	(1,703)	-
Inbev	-	-	(29,451)	-	-
ITW International	-	-	-	-	11,642
Other	6,125	2,282	(15,366)	-	1,903
	(19,817)	7,442	(846,655)	(6,825)	167,454

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended June 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer